As furnished to the Securities and Exchange Commission on May 2, 2003


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of May, 2003
Commission File Number 001-15244

                               Credit Suisse Group

             Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F...X...             Form 40-F......


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ........


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes......             No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
 .............N/A................


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Press Release


New York, May 1, 2003 - Credit Suisse First Boston (CSFB) announced today that it has completed the sale of its Pershing unit to The Bank of New York Company, Inc. for US$2 billion in cash, together with the repayment of a US$480 million subordinated loan. CSFB and Credit Suisse Group will receive in excess of US$2.5 billion in liquidity and a significant improvement in capital adequacy. As previously announced, the Firm reported an after tax loss of US$250 million for this sale and a charge for this expected loss was reflected in CSFB and Credit Suisse Group's fourth quarter 2002 results. Due to closing adjustments, CSFB delivered entities with US$645 million of equity rather than the US$600 million originally contemplated.

Commenting on the completion of the sale, CSFB's Chief Executive Officer and Co-CEO of Credit Suisse Group, John J. Mack, said, "We are pleased to complete the sale of Pershing and delighted that the transition of the business to The Bank of New York has been accomplished so quickly. I am certain that Pershing's senior management team -- led by CEO Richard F. Brueckner -- will continue to strengthen Pershing's market leadership positions with their new affiliation with The Bank of New York." CSFB and The Bank of New York entered into the definitive agreement to sell Pershing as of January 7, 2003. Pershing is a global leader in financial services outsourcing solutions and investment-related products with more than 850 clients worldwide.

                                     # # #

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and asset management. CSFB operates in 77 locations in 36 countries across six continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our Web site at http://www.csfb.com. Located in thirteen offices worldwide, Pershing is a leading global provider of financial services outsourcing solutions and investment-related products and services to nearly 1,000 institutional and retail financial organizations and registered investment advisors. Its businesses include execution, settlement, financing, and information management services.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.


Cautionary statement regarding non-GAAP financial information

This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at www.credit-suisse.com/en/csgn/sec_filings.html.

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                                      * * *

         This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-100523) and the registration statement on Form S-8 (File No. 333-101259).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CREDIT SUISSE GROUP

                                         By: /s/ David Frick
                                             -------------------
                                         Name:  David Frick
                                         Title: Member of the Executive Board

                                         By: /s/ Karin Rhomberg Hug
                                             -----------------------
                                         Name:  Karin Rhomberg Hug
                                         Title:    Managing Director


Dated: May 2, 2003


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                                LIST OF EXHIBITS

The following exhibit has been filed as part of this 6-K:

Exhibit         Description
-------         -----------

  1 Amendment dated as of April 30, 2003 to the Transaction Agreement between Credit Suisse First Boston (USA), Inc. and The Bank of New York Company, Inc. dated as of January 7, 2003.